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  LEHMAN BROTHERS INC.                                RYAN BECK & CO., INC.
   745 Seventh Avenue                                  18 Columbia Turnpike
New York, New York 10019                          Florham Park, New Jersey 07932





                                                                   April 1, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   HUDSON CITY BANCORP, INC.
      REGISTRATION STATEMENT ON FORM S-3
      REGISTRATION STATEMENT NO. 333-122989

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Hudson City Bancorp, Inc. for acceleration of the effective date of the above-referenced registration statement so that it becomes effective by 10:00 AM on Monday, April 4, 2005, or as soon as possible thereafter.

The undersigned confirm that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering of common stock of Hudson City Bancorp, Inc. contemplated by the above-referenced registration statement.

                                                  Very truly yours,



                                                  LEHMAN BROTHERS INC.


                                                  By:  /s/ ARLENE SALMONSON
                                                       ------------------------
                                                       Name:  Arlene Salmonson
                                                       Title: Vice President


                                                  RYAN BECK & CO., INC.


                                                  By:  /s/ JEFFREY POSNER
                                                       ------------------------
                                                       Name:  Jeffrey Posner
                                                       Title: Managing Director